

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 2, 2008

Mr. Leonard DiSalvo
Vice President and Chief Financial Officer
Zapata Corporation
1000 Meridian Centre, Suite 350
Rochester, NY 14618

>   **Re: Zapata Corporation**
>   **Form 10-K for the year ended December 31, 2007**
>   **Filed March 7, 2008**

Dear Mr. DiSalvo:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Title Page

1.    We note that you have checked both "Accelerated filer" and "Smaller reporting company" on the title page of your filing. Please revise your filing to check only the one appropriate classification consistent with the definitions in Rule 12b-2 of the Exchange Act. Refer to the instructions for Form 10-K.

Business, page 2

2.       Please revise your filing to provide our accurate address, which is 100 F Street, NE, Washington, D.C.  20549.

Management's Discussion and Analysis…, page 10

Consolidated Results of Operations, page 12

2007 Compared to 2006, page 14

3.       Expand your disclosures to describe the nature of your selling, general and administrative expenses.  We note that you reported $3.4 million of such expenses in 2007 and state on page three that you employed seven employees at December 31, 2007.  Your disclosure should provide a greater understanding of the nature of the work performed by these employees and the nature of the costs you incurred.  In this regard, clarify whether any of these employees is pursuing new business opportunities for you and, if so, explain the nature of the opportunities explored and the status of such pursuits.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·    the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3461 with any other questions.

Sincerely,


Chris White
Branch Chief